Rule 12g3-2(b) File No. 82-4970

Austrian

May 6, 2004

... Release

AUSTRIAN AIRLINES GROUP CONTINUES TO ACCELERATE AWAY FROM COMPETITION

Recent traffic and service offensives produce growth in traffic of over 10 %, high load factor and income trends and EBIT in line with forecasts

Results of the Austrian Airlines Group for 1st Quarter of 2004

By pressing on with its mix of broad-based traffic offensives, innovative marketing campaigns and unswerving cost management, the Austrian Airlines Group today published results for the first quarter of 2004 that are the envy of the aviation industry. The company produced a striking improvement in passenger volume of 10.8 %, a huge rise in revenue passenger kilometers of 19 % and a clear increase in load factor on scheduled services to 70.6 % to improve its overall result for the first three months of the year in line with earlier forecasts.

Compared to the first quarter of the previous year, the company succeeded in improving its adjusted EBIT by EUR 23.1m to EUR -27.8m (the EBIT rose by EUR 6.9m to EUR -40.8m). The adjusted profit before tax was EUR -34.9m, compared to EUR -58.3m for the comparison period the previous year (profit before tax was up from -53.3m in 2003 to EUR -47.6m this year).

In his analysis of the results, the Group's Chief Executive Officer, Vagn Soerensen, noted: "We continue to implement our strategy of compensating for declining yields by increasing load factors and driving costs down further. According to the trend emerging in our traffic and results, we are well on course to achieve this objective. With the necessary structural optimisations of the past twelve months now behind us, we are now free to devote our full attention to the current expansionary offensive – the *Focus East* programme – which has been designed to extend our market leadership in services from and to Central and Eastern Europe, and to build up our network in the Asia/Pacific region. Motivation is high throughout the company, and our offensive is already beginning to bring real results. The Austrian Airlines Group is now firing on all cylinders, and beginning to pull away from the competition!"

Improvement in result

Compared to the figure for the comparable period the previous year, the result for the first quarter improved markedly. The EBIT rose by EUR 6.9m to EUR –40.8m, while the adjusted EBIT improved more strongly still, rising by EUR 23.1m to EUR –27.8m. Profit before tax reached EUR –47.6m, following a figure of EUR –53.3m the previous year (adjusted: EUR –34.9m, compared to EUR –58.3m last year). It was possible to compensate for declining yields by increasing load factors and reducing costs. For the year as a whole, the company is working on the assumption that yields will fall by an average of 6 % when all traffic segments are taken into account. The fact that the highly seasonal nature of aviation tends to produce generally negative results throughout the industry in

Increase in revenue

Although stronger levels of demand meant that flight revenue in the first quarter rose by EUR 24.3m, reaching EUR 440.9m, other revenue fell due to losses incurred from the reporting date valuation of liabilities held in foreign currency. As a result, the operating revenue of the Austrian Airlines Group fell by EUR 44.8m (-8.8 %) to EUR 464.7m.

Significant reduction in expenditure

Operating expenditure in the first quarter of 2004 reached EUR 505.5m, which translates into a reduction of 9.3 % or EUR 51.7m. This fall is essentially the result of reversals of impairment losses according to IAS 36 (Impairment) for aircraft awaiting sale, which totalled EUR 13.1m, compared to depreciation of EUR –42.1m for the first quarter of 2003.

Increase in cash flows from operating activities

In the first quarter of last year, which was strongly influenced by the war in Iraq, the company's cash requirement increased sharply. Due to the greater inflow of funds from working capital compared to the first quarter of 2003, cash flows from operating activities in the report period rose by EUR 14.3m, from EUR 46.7m last year to EUR 61.0m in 2004. Due to the greater investment volume, stocks of cash on hand and at bank fell. It is important to note that the Austrian Airlines Group made almost 50 % of its prospective investments for 2004 already in the first quarter of the year.

Chief Financial Officer, Thomas Kleibl, provided his own expert perspective on the year: "Company production measured in seat kilometers increased by 5.7 %, while our adjusted operating expenses remained approximately the same. As a result, unit costs fell by 4.8 % compared to the first quarter of last year, only half of which is due to the expansion in our long haul services. Looking at our objective for the year as a whole, the results trend would appear to suggest we are on course to achieve our target of an adjusted EBIT (the figure before one-off effects including gains from exchange rate fluctuations, unplanned depreciations, etc.) of EUR 50m. As we continue to reorganise the Group in the coming months and years, we intend to achieve our overall objective by focusing on our niche strategy and tight cost management, while still pursuing a dynamic expansion in levels of production."

Comparison of Quarter 1 financial indicators, 2004/2003

EURm	2004	2003	+/- %
Revenue	471.0	448.0	+5.1
EBITDAR	16.3	63.0	-74.1
EBITDAR adjusted [1]	42.4	17.7	-
EBIT	-40.8	-47.7	+14.5
EBIT adjusted [2]	-27.8	-50.9	+45.4
Profit before tax	-47.6	-53.3	+10.7
Profit before tax adjusted [2]	-34.9	-58.3	+40.1
Cash flows from operating activities	61.0	46.7	-
Passengers carried (scheduled and charter services)	1,931,838	1,742,845	+10.8
Passenger load factor (scheduled services) in %	70.6	64.7	+5.9 P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.
2 Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft.

Traffic statistics: strong growth in passenger volume and high load factors

Capacity on **scheduled services** increased in the first quarter of 2004 compared to the previous year, when performance was particularly weak due to the Iraq conflict and the SARS outbreak. Available seat kilometers rose by 9.0 %, while revenue passenger kilometers – used as a measure of demand – increased at the significant rate of 19.0 %. As a result of this trend, the passenger load factor increased to 70.6 % (+5.9 P.). The number of passengers carried rose by 10.8 % to 1,696,147. On scheduled services, total revenue reached EUR 392.1m (2003: EUR 371.1m), while the EBIT for the scheduled service segment improved from EUR –40.8m in the first quarter of 2003 to EUR –34.8m for the comparable period this year.

The Chief Commercial Officer of the Austrian Airlines Group, Dr. Josef E. Burger, made the following comment about the expansion programmes now gaining momentum: "Our broad-based East European offensive, *Focus East*, which includes a total of 461 flights per week to 38 destinations in 23 Central and East European countries, has now been launched on schedule. The cities of Podgorica, Riga and Lviv are completely new to the programme, while we are currently in the process of evaluating a range of other East European destinations with the potential to be integrated into the winter schedule. We have also timed our new service of daily direct flights from Bratislava to Paris, London and Brussels to coincide with the European Union's expansion into Central and Eastern Europe on May 1. Meanwhile, our long haul programme has increased by more than twenty-five percent following the new introduction of three flights per week to Shanghai, the increase in frequencies to Beijing to six per week and the increase in flights to Australia to nine per week, three of which will be routed via Singapore from June onwards.

Our **Red**tickets - the Austrian lowest price offers - enable us to hit back effectively at the increasing competition from the low fare airlines and retain market share in the low-cost segment. We are also in the process of preparing a highly attractive **Red**ticket summer price campaign for the holiday season."

In **charter and holiday flight business**, the company continued to reduce levels of production compared to the previous year's figure, with available seat kilometers falling by 7.7 %. This reduction is the result of a shift away from the charter to the scheduled service segment; since the 2003 Summer Schedule, for example, routes to Canada have been categorised as scheduled business. As a result of this change, revenue passenger kilometers fell by 9.0 %. Total revenue in the charter segment was EUR 48.8m, compared to EUR 45.5m the previous year. The EBIT in this segment rose to EUR -6.8m from last year's figure of EUR -7.1m.

Taken by **geographical segment**, scheduled service recovered sharply. In the medium haul segment, the Group succeeded in making a series of clear increases, primarily on its routes to Central and South-Eastern Europe, Southern and Western Europe and the Middle East. The only routes to see slight reductions were those to Germany, due to increased competition from low-cost carriers. Long haul routes to North America, the Far East and Australia also experienced sharp growth compared to last year. In the charter segment, the stationing of an additional aircraft in Salzburg brought an increase in incoming flights from Great Britain to Salzburg and Innsbruck. Overall availability of charter flights to Egypt and Spain was expanded. The trend in individual sale of charter tickets was also extremely satisfactory, with business volume rising noticeably.

Strategic fleet adjustment continued / punctuality improved

Investment volume in the first quarter rose from EUR 47.0m last year to EUR 81.5m (+73.4 %). Since the beginning of the year, two modern Airbus A319 and one Canadair RJ aircraft have been incorporated into the fleet on the basis of long-term fixed purchase agreements.

The company took a number of important steps in the report period designed to achieve strategic fleet and business segment adjustment. To ensure that it is ideally positioned to benefit from further growth in future, the Austrian Airlines Group has decided to purchase nine reasonably priced medium haul Fokker 100 jets, as well as taking out six further options on the same type of aircraft. At the same time, four MD-87 aircraft are to be retired from service in coming months. The Austrian Airlines Group has already taken on two Fokker 100 aircraft; these are currently being subjected to an overhaul. As the Group continued to pursue its policy of reducing unnecessary capacity and cutting down on idle costs, one Boeing 737, three Boeing 767, one Dash-8 (with purchase agreement) and three Embraer 145 aircraft were leased out as at 31 March.

Dr. Walter Bock, Chief Operations Officer, commented as follows on the punctuality performance rating of the Austrian Airlines Group: "Our Group-wide *Climb 99* initiative to improve our levels of flight reliability and punctuality has already begun to produce concrete results, as these quality parameters improved continually in the two-month period from March to April 2004. In the coming months, the broad-based programme, which consists of over 30 individual projects, will enable us to take the steps necessary to optimise the various behind-the-scenes processes involved in such a way that we can return our flight reliability and on-time rates to the European premier league – and keep them there!"

Karl Knezourek, Investor Relations, Austrian Airlines Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-04-09e (ErgQ1-2004).doc

Rule 12g3-2(b) File No. 82-4970

Austrian

Letter to Shareholders

January – March 2004

The Austrian Airlines Group at a glance

		1-3 / 2004	1-3 / 2003	+/- %
Revenue	EURm	471.0	448.0	5.1
EBITDAR adjusted [1]	EURm	42.4	17.7	–
EBITDAR	EURm	16.3	63.0	−74.1
EBIT adjusted [2]	EURm	−27.8	−50.9	45.4
EBIT	EURm	−40.8	−47.7	14.5
Profit before tax adjusted [2]	EURm	−34.9	−58.3	40.1
Profit before tax	EURm	−47.6	−53.3	10.7
Cash flows from operating activities	EURm	61.0	46.7	30.6
Passengers carried		1,931,838	1,742,845	10.8
Passenger load factor (scheduled services)	%	70.6	64.7	5.9P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.

2 Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft.

Austrian

Highlights

- Strong recovery in demand: passenger volume up by 10.8 %
- Passenger load factor (scheduled services) rises by 5.9 percentage points to 70.6 %
- EBIT increases from EUR −47.7m to EUR −40.8m
- EBIT adjusted: up from EUR −50.9m to EUR −27.8m
- Profit before tax rises from EUR −53.3m to EUR −47.6m
- Profit before tax adjusted: up from EUR −58.3m to EUR −34.9m
- Strategic fleet management: order placed for nine Fokker 100, gradual retirement of remaining MD-80 fleet
- „Focus East": massive offensive in Central and Eastern Europe

Contacts

Investor Relations
Karl H. Knezourek
Tel.: ++43 (0)5 1766 – 3642
Fax: ++43 (0)5 1766 – 3333
E-Mail: investor.relations@aua.com
Internet: www.austrianairlines.co.at

Austrian Airlines Head Office
1107 Wien, Fontanastraße 1
Tel.: ++43 (0)5 1766 – 0
Fax: ++43 (0)1 688 55 05
Internet: www.aua.com

Communications
Johannes Davoras
Tel.: ++43 (0)5 1766 – 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@aua.com

Austrian

A Word from the Board of Management

Dear Shareholders,

The upturn in international air traffic, which began to gather momentum in the final months of last year, continued in the first quarter of 2004. Following the complete relaunch of our product concept and the new brand presence in the autumn of 2003, the Austrian Airlines Group is now in a position to derive above-average benefit from this positive market trend and to gain new market share as a direct result.

The beginning of this year's summer schedule saw the launch of the broadest offensive that the Group has ever conducted in a single geographical region. We are increasing our frequencies into Central and Eastern Europe by no less than 102 flights per week; when our 30 additional frequencies to Western Europe and the increase of 26 flights in our long-haul programme are taken into account, in fact, we are now producing a total of 158 extra flights per week. Our new offensive programme – „Focus East" – is a rapidly and consistently implemented framework for our specialisation in Central and Eastern Europe, which has been designed to coincide with the expansion of the European Union into that region. In addition to this, we launched our daily programme of direct flights from Bratislava to London, Paris and Brussels on 1 May this year. By operating services to no fewer than 38 destinations, we are both developing our position of market leadership from and to Central and Eastern Europe and expanding the advantage we already hold over the competition in our specialist region.

Our earnings and the result from operating activities (EBIT) of EUR –40.8m (EBIT adjusted: EUR –27.8m) proceeded according to plan in the first quarter. The Group is successfully compensating for its reduced yield of up to 6 % over all segments (long, medium and short haul) with an increased load factor and further cost reductions.

The harmonisation of the fleet also continues apace. Following our order for nine inexpensive Fokker 100 aircraft, which will be operated in communality with the Fokker 70 model within the Tyrolean Airways fleet, we will gradually be able to retire the MD-80 fleet.

The negotiations with the works council for flight staff of Austrian Airlines and Lauda Air were brought to a successful conclusion. The results of the talks will be codified in a new collective agreement in the course of the next few weeks. We anticipate that the combined flight operations of Austrian Airlines and Lauda Air will be launched in their new form as of July 2004, as originally planned.

In a concerted effort to return the Group's recently lower levels of reliability and punctuality to the European premier league – and to maintain those high standards thereafter – the Austrian Airlines Group has launched a Group-wide reliability and punctuality offensive for the year 2004.

Vagn Soerensen | Walter Bock | Josef Burger | Thomas Kleibl

Austrian

Business Trends

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2003.

Increase in revenue

Although stronger levels of demand meant that flight revenue in the first quarter rose by EUR 24.3m, reaching EUR 440.9m, other revenue fell due to losses incurred from the reporting date valuation of liabilities held in foreign currency. As a result, the operating revenue of the Austrian Airlines Group fell by EUR 44.8m (-8.8 %) to EUR 464.7m.

Significant reduction in expenditure

Operating expenditure in the first quarter of 2004 reached EUR 505.5m, which translates into a reduction of 9.3 % or EUR 51.7m. This fall is essentially the result of reversals of impairment losses according to IAS 36 (Impairment) for aircraft awaiting sale, which totalled EUR 13.1m. When adjusted to account for effects of this type, expenditure remained steady overall despite an increase in available seat kilometers of 5.7 %. Hence, unit costs fell by 4.8 % over last year. Only half of this fall is attributed to the increase in long haul operations.

Improvement in result

Compared to the previous year, the result for the first quarter improved markedly. The EBIT rose by EUR 6.9m to EUR −40.8m, while the adjusted EBIT improved more strongly still, rising by EUR 23.1m to EUR −27.8m. Profit before tax reached EUR −47.6m, following EUR −53.3m the previous year (adjusted: EUR −34.9m, compared to EUR −58.3m last year). These figures do need to be considered in the light of general seasonal factors, however, which tend to produce negative results in the aviation industry in the first quarter.

Increase in cash flows from operating activities

Due to the greater inflow of funds from working capital compared to the first quarter of last year, cash flows from operating activities in the report period rose by EUR 14.3m, from EUR 46.7m last year to EUR 61.0m in 2004. Due to the greater investment volume and exceptionally high cash levels in the first quarter 2004 due to the Iraq war, stocks of cash on hand and at bank fell.

Strategic fleet adjustment continued

Investment volume in the first quarter rose from EUR 47.0m last year to EUR 81.5m (+73.4 %). Since the beginning of the year, two modern Airbus A319 and one Canadair RJ aircraft have been incorporated into the fleet on the basis of long-term fixed purchase agreements. Almost 50 % of total investments of the year 2004 have already been carried out in the first quarter of 2004.

The company took a number of important steps in the report period designed to achieve strategic fleet and business segment adjustment. To ensure that it is ideally positioned to benefit from further growth in future, the Austrian Airlines Group has decided to purchase nine reasonably priced medium-range Fokker 100 jets, as well as taking out six further options on the same type of aircraft. At the same time, four MD-87 aircraft are to

be retired from service in coming months. The Austrian Airlines Group has already taken on two Fokker 100 aircraft; these are currently being subjected to an overhaul.

As the Group continued to pursue its policy of reducing unnecessary capacity and cutting down on idle costs, one Boeing 737, three Boeing 767, one Dash-8 (with purchase agreement) and three Embraer 145 aircraft were leased out as at 31 March.

Segment Reporting

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Capacity on **scheduled services** increased in the first quarter of 2004 compared to the previous year, when performance was extremely weak due to the Iraq conflict and the SARS outbreak. Available seat kilometers rose by 9.0 %, while revenue passenger kilometers – used as a measure of demand – increased at the disproportionate rate of 19.0 %. As a result of this trend, the passenger load factor increased to 70.6 % (+5.9P.). The number of passengers carried rose by 10.8 % to 1,696,147. On scheduled services, total revenue reached EUR 392.1m (2003: EUR 371.1m), while the EBIT for the scheduled service segment improved from EUR –40.8m in the first quarter of 2003 to EUR –34.8m for the comparable period this year.

In the **charter service segment**, the company continued to reduce levels of production compared to the previous year, with available seat kilometers falling by 7.7 %. This reduction is the result of a shift away from the charter to the scheduled service segment; since the 2003 Summer Flight Schedule, for example, routes to Canada have been categorised as scheduled business. As a result of this change, revenue passenger kilometers fell by 9.0 %. Total revenue in the charter segment was EUR 48.8m, compared to EUR 45.5m the previous year. The EBIT in this segment rose to EUR –6.8m from last year's figure of EUR –7.1m.

The **complementary services segment** (which includes catering, third party handling and aircraft leasing) recorded revenues of EUR 30.1m (-4.1 %) in the first quarter. This translates into an EBIT of EUR 0.8m, compared to EUR 0.2m the previous year.

Taken by **geographical segment**, scheduled service recovered sharply. In the medium haul segment, the Group reported a series of clear increases, primarily on its routes to Central and South-Eastern Europe, Southern and Western Europe and the Middle East. The only routes to see slight reductions were those to Germany, due to increased competition from low-cost carriers. Long haul routes to North America, the Far East and Australia also experienced sharp growth compared to last year. In the charter segment, the stationing of an additional aircraft in Salzburg brought an increase in incoming flights from Great Britain to Salzburg and Innsbruck. Overall availability of charter flights to Egypt and Spain was expanded. The trend in individual sale of charter tickets was also extremely satisfactory, with business volume rising noticeably.

Austrian

Austrian Airlines on the Capital Market

Strong recovery in Austrian Airlines share price

The price of Austrian Airlines shares has risen sharply since the beginning of 2004. In January, a number of key investment banks upgraded their recommendation from 'neutral' to 'buy'. Since closing last year at EUR 6.52, the share price has recovered to reach EUR 12.24 as at 30 April.

Cancellation of dividend for 2003

The financial strategy of the Austrian Airlines Group aims to achieve lasting restructuring of the result from operating activities and a clear reduction in the debt level and net gearing. Despite the significant reductions achieved to date, the level of net gearing at the Group continues to be too high.

Due to the lack of a balance sheet profit at the parent company, moreover, it will not be possible to pay a dividend. In the medium term, however, the turnaround is designed to benefit shareholders by paying appropriate dividends.

Investor Relations – comprehensive information for the financial community

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of information, openness and clarity. Recently, management has directly informed European institutional investors, analysts and private shareholders about the corporate trend and perspectives of the Austrian Airlines Group at a number of national and international events.

The report period witnessed a number of regroupings amongst free float shareholders. B & C Holding placed approximately 7.5 % of its shares in Austrian Airlines with international institutional investors, while the British company Gartmore Investment Management plc exceeded the 5 % level with its investment. This widening in the shareholder structure generated an increase in the liquidity of AUA shares. The continuing broad distribution of the shares is testimony to the high levels of interest and confidence of international investors in the Austrian Airlines Group as an acknowledgement of the consistent reorganisation of the company.

Similarly to last year, the Annual Report 2003 has again been produced in an interactive, online version. With its user-friendly content layout and inbuilt search function, the online annual report is the perfect tool when you need the latest comprehensive information about the Austrian Airlines Group. The online Annual Report 2003 is available at www.aua.com/report2003.

Financial Calender

Publication of First Half-Year Results	5 August 2004
Publication of Third Quarter Results	4 November 2004
Preliminary Results 2004/Forecast 2005	10 December 2004

Austrian

IFRS Consolidated Income Statement

EURm		1-3/2004	1-3/2003	+/-	+/- %
Flight revenue		440.9	416.6	24.3	5.8
Other revenue		30.1	31.4	-1.3	-4.1
Revenue		471.0	448.0	23.0	5.1
Changes in inventories		0.1	1.2	-1.1	-91.7
Income from disposal of non-current assets		-1.1	-0.7	-0.4	-
Other operating income [1]		-5.3	61.0	-66.3	-
Operating revenue		464.7	509.5	-44.8	-8.8
Expenses for materials and services		282.2	284.4	-2.2	-0.8
Personnel expenses		109.6	104.5	5.1	4.9
Other operating expenses		56.6	57.6	-1.0	-1.7
EBITDAR		16.3	63.0	-46.7	-74.1
EBITDAR adjusted [2]		42.4	17.7	24.7	-
Depreciation and amortisation		39.2	96.3	-57.1	-59.3
Rentals		17.9	14.4	3.5	24.3
Operating expenses		505.5	557.2	-51.7	-9.3
Result from operating activities (EBIT)		-40.8	-47.7	6.9	14.5
Result from operating activities (EBIT) adjusted [3]		-27.8	-50.9	23.1	45.4
Result from associates		0.1	0.0	0.1	-
Financial expenses		-13.2	-16.1	2.9	18.0
Financial income		5.8	7.7	-1.9	-24.7
Profit from the disposal of financial assets		0.3	1.8	-1.5	-83.3
Other financial expenses and income		0.2	1.0	-0.8	-80.0
Financial result		-6.8	-5.6	-1.2	-21.4
Loss before tax		-47.6	-53.3	5.7	10.7
Loss before tax adjusted [4]		-34.9	-58.3	23.4	40.1
Income taxes		0.0	-0.1	0.1	-
Loss after tax [4]		-47.6	-53.4	5.8	10.9
Loss after tax adjusted [4]		-34.9	-58.4	23.5	40.2
Minority interests		-0.3	0.0	-0.3	-
Net loss for the period		-47.9	-53.4	5.5	10.3
Earnings per share	EUR	-1.48	-1.65	0.17	10.3
Diluted earnings per share	EUR	-1.41	-1.57	0.16	10.2

1 Inclusive of profits/losses from exchange rate valuations at the reporting date (2004: EUR -25.0m, 2003: EUR 46.0m)
2 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date
3 Inclusive of revaluations according to IAS 36, Impairment (2004: EUR -13.1m, 2003: EUR 42.1m)
4 Adjusted for profits/losses from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

Austrian

IFRS Consolidated Balance Sheet

Assets

EURm	31.3.2004	31.12.2003	+/-	+/- %
Intangible assets	27.2	29.4	-2.2	-7.5
Aircraft	2,513.3	2,468.7	44.6	1.8
Other tangible assets	167.0	170.0	-3.0	-1.8
Investments in associates	17.3	17.4	-0.1	-0.6
Other financial assets	214.9	213.9	1.0	0.5
Other non-current assets	72.4	69.1	3.3	4.8
Deferred tax assets	128.9	128.8	0.1	0.1
Non-current assets	3,141.0	3,097.3	43.7	1.4
Inventories	43.3	51.3	-8.0	-15.6
Trade receivables	179.8	139.4	40.4	29.0
Other current assets	70.1	69.4	0.7	1.0
Short-term investments	52.6	52.1	0.5	1.0
Cash on hand and at bank	104.6	136.6	-32.0	-23.4
Current assets	450.4	448.8	1.6	0.4
Total assets	3,591.4	3,546.1	45.3	1.3

Shareholders' equity and liabilities

EURm	31.3.2004	31.12.2003	+/-	+/- %
Issued share capital	247.2	247.2	0.0	0.0
Reserves	357.3	311.5	45.8	14.7
Net profit / net loss for the period	-47.9	45.8	-93.7	-
Shareholders' equity	556.6	604.5	-47.9	-7.9
Minority interests	2.2	1.6	0.6	37.5
Provisions	415.9	419.6	-3,7	-0.9
Interest-bearing liabilities	1,649.9	1,627.8	22.1	1.4
Other liabilities	26.2	26.9	-0.7	-2.6
Non-current liabilities	2,092.0	2,074.3	17.7	0.9
Provisions	421.7	378.2	43.5	11.5
Interest-bearing liabilities	306.7	308.2	-1.5	-0.5
Income tax liabilities	4.5	4.6	-0.1	-2.2
Other liabilities	207.7	174.7	33.0	18.9
Current liabilities	940.6	865.7	74.9	8.7
Total shareholders' equity and liabilities	3,591.4	3,546.1	45.3	1.3

IFRS Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net loss for the period	Total
Shareholders' equity as at 31.12.2002	247.2	278.0	31.8	557.0
Net loss for the peroiod			-53.4	-53.4
as at 31.3.2003	247.2	278.0	-21.6	503.6
Shareholders' equity as at 31.12.2003	247.2	278.0	79.3	604.5
Net loss for the period			-47.9	-47.9
as at 31.3.2004	247.2	278.0	31.4	556.6

Austrian

IFRS Cash Flow Statement

EURm	1-3/2004	1-3/2003	+/-	+/- %
Loss before tax	-47.6	-53.3	5.7	10.7
Depreciation of non-current assets	39.2	96.3	-57.1	-59.3
Result from sale of non-current assets	1.1	0.7	0.4	57.1
Result from associates	0.1	0.0	0.1	-
Net interest	7.4	8.4	-1.0	-11.9
Income taxes paid	0.0	-0.1	0.1	-
Changes in inventories	8.1	6.5	1.6	24.6
Changes in assets	-44.5	2.1	-46.6	-
Changes in provisions	39.9	41.7	-1.8	-4.3
Changes in liabilities (excl. financial liabilities)	32.3	-10.3	42.6	-
Other non-cash changes	25.0	-45.3	70.3	-
Cash flows from operating activities	61.0	46.7	14.3	30.6
Investments in tangible and intangible assets	-81.5	-47.0	-34.5	-73.4
Income from sale of non-current assets	0.8	11.9	-11.1	-93.3
Financial income	5.8	7.7	-1.9	-24.7
Cash flows from investing activities	-74.9	-27.4	-47.5	-
Change in interest-bearing liabilities	-4.4	-0.9	-3.5	-
Financial expenses	-13.2	-16.1	2.9	18.0
Cash flows from financing activities	-17.6	-17.0	-0.6	-
Change in cash and cash equivalents	-31.5	2.3	-33.8	-
Cash and cash equivalents at beginning of period	188.7	235.1	-46.4	-19.7
Cash and cash equivalents at end of period	157.2	237.4	-80.2	-33.8

Austrian

Employees

Employees	1–3/2004	1–3/2003	+/–	+/– %
Average	7,249	7,238	11	0.2
End of period	7,349	7,204	145	2.0

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic		1–3/2004	1–3/2003	+/–	+/– %
Passengers carried		1,696,147	1,530,917	165,230	10.8
Block hours		62,008	59,159	2,849	4.8
Revenue passenger kilometers	(000)	3,695,418	3,105,194	590,224	19.0
Available seat kilometers	(000)	5,232,404	4,800,559	431,818	9.0
Passenger load factor	in %	70.6	64.7	–	5.9P.
ATK	(000)	723,433	658,824	64,609	9.8
RTK	(000)	502,362	431,538	70,824	16.4
Overall load factor	in %	69.4	65.5	–	3.9P.
Freight tons		32,552	29,894	2,658	8.9

Charter traffic		1–3/2004	1–3/2003	+/–	+/– %
Passengers carried		235,691	211,928	23,763	11.2
Block hours		8,632	8,588	44	0.5
Available seat kilometers	(000)	1,075,907	1,166,150	–90,243	–7.7

Total		1–3/2004	1–3/2003	+/–	+/– %
Passengers carried		1,931,838	1,742,845	188,993	10.8
ATK	(000)	853,409	808,521	44,888	5.6
RTK	(000)	587,026	534,550	52,476	9.8

Capital market figures

Capital market figures		1–3/2004	1–3/2003	+/–	+/– %
Reuters code		AUAV.VI			
Share price High	EUR	12.95	7.58	–	–
Share price Low	EUR	6.57	5.71	–	–
Share price (end of period)	EUR	12.08	5.71	6.37	–
Market capitalisation (end of period)	EURm	410.7	194.1	216.6	–
Turnover on Vienna Stock Exchange	EURm	199.7	14.4	185.3	–